Exhibit 1.02

Conflict Minerals Report

Huntsman Corporation and Huntsman International LLC have included this Conflict Minerals Report as an exhibit to their Form SD for 2013, as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is June 2, 2014.

Unless the context indicates otherwise, the terms “Company,” “we,” “its,” “us” and “our” refer to Huntsman Corporation and its consolidated subsidiaries, including Huntsman International LLC.  As used herein and consistent with the Conflict Minerals Rule, “Conflict Minerals” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as “intend” and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary Conflict Minerals benefit armed groups.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to, (1) the implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source Conflict Minerals and (3) political and regulatory developments, whether in the Democratic Republic of the Congo (“DRC”) region, the United States or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this document or to reflect the occurrence of unanticipated events.

Applicability of the Conflict Minerals Rule

Given the nature of our products, the vast majority do not contain Conflict Minerals that are necessary to their functionality or production. We are subject to the Conflict Minerals Rule, however, because certain of the ingredients contained in some of our products contain Conflict Minerals that are necessary to the functionality or production of the products. These products generally contain small or de minimis amounts of tin or tungsten. Based on the information provided by our suppliers and known to us, for 2013, we do not believe that any of our in-scope products contained tantalum or gold.

For a discussion of our products, see our Annual Report on Form 10-K for the year ended December 31, 2013. The information contained in our Annual Report is not incorporated by reference into this Conflict Minerals Report or our Form SD and should not be considered part of this Conflict Minerals Report or the Form SD.

For 2013, we were unable to determine the origin of at least a portion of the necessary Conflict Minerals content in each of our in-scope products.  However, none of the necessary Conflict Minerals contained in our in-scope products were determined by us to have directly or indirectly financed or benefited armed groups in the DRC or an adjoining country. The terms “armed group” and “adjoining country” have the meanings contained in the Conflict Minerals Rule.

In-scope product, smelter and refiner information in respect of 2013 is described under “Product Information; Additional Risk Mitigation Efforts” below.

Due Diligence Program Design

We designed our due diligence measures relating to Conflict Minerals to conform with, in all material respects, the criteria set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition 2013) (the “OECD Guidance”).

The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. This framework consists of the following elements:

1.              Establish strong company management systems (“Step One”);

2.              Identify and assess risk in the supply chain (“Step Two”);

3.              Design and implement a strategy to respond to identified risks (“Step Three”);

4.              Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain (“Step Four”); and

5.              Report on supply chain due diligence (“Step Five”).

Our implementation of the OECD Guidance in respect of 2013 and thereafter is discussed in the sections below.

Due Diligence Program Execution

In furtherance of our Conflict Minerals due diligence in respect of 2013, we performed the following due diligence measures. These were not all of the measures that we took in furtherance of our Conflict Minerals compliance program or pursuant to the Conflict Minerals Rule and the OECD Guidance. In addition, some of the due diligence measures discussed below are not expressly provided for in the OECD Guidance.

1.                                      OECD Guidance Step One: “Establish strong company management systems”

a.                                      We created a team that included senior staff under the General Counsel charged with implementing our Conflict Minerals compliance strategy. The following functional areas were represented on the team: Environmental, Health & Safety, International Trade Compliance, Legal and Purchasing.

We also included personnel from our business units with in-scope products in the compliance process. In addition, to supplement our internal efforts, we retained specialist outside counsel to advise us in connection with our Conflict Minerals Rule compliance.

b.                                      We communicated to selected internal personnel that we determined to be relevant to the compliance process our commitment to comply with the Conflict Minerals Rule. We did so in writing and through in-person meetings and other live communications. In addition, the Conflict Minerals compliance team and selected other internal personnel were educated on the Conflict Minerals Rule and our compliance plan.

c.                                       We determined to use the Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative to identify smelters and refiners in our supply chain. We prepared internal criteria for use in connection with the review of supplier responses.

d.                                      We established an internal electronic database for the maintenance of records relating to Conflict Minerals due diligence.

e.                                       We instituted a procedure requiring the maintenance of business records relating to Conflict Minerals due diligence, including records of due diligence processes, findings and resulting decisions, for at least five years. The policy recommends that these records be maintained on a computerized database where practicable.

f.                                        We furnished to the suppliers of ingredients contained in our products that contained Conflict Minerals that were necessary to the functionality or production of the products (the “Suppliers”) a written communication discussing the Conflict Minerals Rule and our compliance requirements.

2.                                      OECD Guidance Step Two: “Identify and assess risk in the supply chain”

a.                                      Together with the written supplier communication discussed above, we requested that the Suppliers submit to us a completed Conflict Minerals Reporting Template concerning the usage and source of Conflict Minerals in the Suppliers’ in-scope ingredients, as well as information concerning their related compliance measures. If a Supplier did not responded to the initial request within a specified time frame, we generally sent a follow up request to the Supplier, followed by one or more additional follow up requests if a response still was not received.

b.                                      We reviewed the completed responses received from Suppliers. We followed up by email or phone with Suppliers that submitted an incomplete response, including if the Supplier failed to submit smelter or refiner information, or a response that we determined contained errors or inaccuracies or that otherwise provide a written response determined not to be suitable by us, in each case requesting the Supplier to submit a revised response.

c.                                       To the extent that a completed response identified a smelter or refiner, we reviewed this information against the smelters and refiners listed in the Standard Smelter Names tab to the Conflict Minerals Reporting Template and the lists of compliant smelters and refiners published by the Conflict-Free Sourcing Initiative (the “CFSI”) in connection with its Conflict-Free Smelter Program (“CFSP”).

d.                                      To the extent that a smelter or refiner identified by a Supplier was not listed in the Standard Smelter Names tab to the Conflict Minerals Reporting Template or listed by the CFSI as compliant, we attempted through direct outreach and online research, to, as applicable, determine whether the reported entity was a smelter or refiner, gain information about its sourcing practices and determine whether it obtained Conflict Minerals from sources that directly or indirectly financed or benefitted armed groups in the DRC or an adjoining country.

3.                                      OECD Guidance Step Three: “Design and implement a strategy to respond to identified risks”

a.                                      Our Conflict Minerals compliance team reported the findings of its supply chain risk assessment to senior personnel in our Legal Department charged with implementing our Conflict Minerals compliance strategy.

b.                                      To mitigate the risk that our necessary Conflict Minerals benefit armed groups, we intend to engage in the additional measures discussed under “Product Information; Additional Risk Mitigation Efforts” below.

4.                                      OECD Guidance Step Four: “Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain”

In connection with our due diligence, we utilized information made available by the CFSI concerning independent third-party audits of smelters and refiners.

5.                                      OECD Guidance Step 5: “Report on supply chain due diligence”

We filed a Form SD and this Conflict Minerals Report with the Securities and Exchange Commission and made available on our website certain information from this Conflict Minerals Report and the Form SD.

Product Information; Additional Risk Mitigation Efforts

For 2013, we concluded that certain of our products contained Conflict Minerals that were necessary to the functionality or production of the products. These products fall within the following product categories:

Business Segment	Products
Polyurethanes	MDI and TDI Polyols TPU
Performance Products	Surfactants
Advanced Materials	Basic Liquid and Solid Epoxy Resins Specialty Resin Compounds Cross-linking, Matting and Curing Agents Epoxy, Acrylic and Polyurethane-based Formulations
Pigments	Experimental titanium dioxide products

In general, only a small percentage of our products in each of these product categories contained Conflict Minerals; accordingly, not all of our products in these categories were in-scope for purposes of our compliance with the Conflict Minerals Rule.

We identified ten Suppliers for purposes of our 2013 Conflict Minerals compliance. We received response to our Conflict Minerals inquiries from nine of the Suppliers. Our outreach included all of the suppliers that we determined to potentially be in-scope.

For 2013, six of the responding Suppliers provided partial smelter and refiner information. A total of eighteen smelters and refiners were identified to us by the Suppliers. As of the date of this this filing, six of the identified smelters and refiners were listed by the CFSI as certified as compliant with the CFSP assessment protocols. Two additional smelters were listed as “Active” in the CFSP. See below for further information concerning our identified smelters and refiners.

For 2013, none of our in-scope products were determined by us to support conflict (i.e., to contain necessary Conflict Minerals that directly or indirectly financed or benefitted an armed group in the DRC or an adjoining country). An “armed group” under the Conflict Minerals Rule is an armed group that is identified as a perpetrator of serious human rights abuses in annual Country Reports on Human Rights Practices under sections 116(d) and 502B(b) of the Foreign Assistance Act of 1961 relating to the DRC or an adjoining country.

Smelter and Refiner Information

In connection with our reasonable country of origin inquiry or due diligence, as applicable, the following facilities were identified to us that may have been used to process the necessary Conflict Minerals contained in our in-scope products. The list below includes facilities that were certified as compliant by an independent third-party or that sourced Conflict Minerals from outside of the DRC or an adjoining country. We are unable to determine which of the listed smelters and refiners were in our supply chain because some Suppliers reported information to us at a company or division level, or sourced from multiple sources and did not indicate which sources were in our supply chain. Accordingly, some of the listed smelters and refiners may not have been part of our supply chain in 2013.  Furthermore, these were not necessarily all of the smelters and refiners that may have been in our supply chain in 2013, since not all of the Suppliers provided us with smelter or refiner information, they in some instances only provided partial information, or they did not respond to our inquiries.

Smelter or Refiner	Conflict Mineral	Compliance Status (1)
Cooper Santa	Tin	None
CV DS Jaya Abadi	Tin	None
CV United Smelting	Tin	None
Empresa Metallurgica Vinto	Tin	None
H.C. Starck	Tungsten	Active
Malaysia Smelting Corporation	Tin	Compliant
Metallo Chimique	Tin	None
Mineracao Taboca S.A.	Tin	Compliant
Minsur	Tin	Compliant
OMSA	Tin	Compliant
PT Koba Tin	Tin	None
PT Mitra Stania Prima	Tin	None
PT Sariwiguna Binasentosa	Tin	None
PT Stanindo Inti Perkasa	Tin	None
PT Timah	Tin	None
Thailand Smelting Company (Thaisarco)	Tin	Compliant
Yunnan Tin Company, Ltd.	Tin	Compliant
Xiamen Tungsten Co., Ltd	Tungsten	Active

The countries of origin of the Conflict Minerals processed by the foregoing facilities are believed to include the following countries:

Belgium, Bolivia, Brazil, China, DRC region (country not disclosed), Germany, Indonesia, Peru and Thailand.

This list is based on information provided to us by the Suppliers or otherwise obtained by us from public sources. We were not able to obtain information on the countries of origin of the Conflict Minerals processed by all of the listed smelters and refiners. Accordingly, due to all of the foregoing, the smelters and refiners listed above may source from additional and/or different countries.

(1)                           We note the following in connection with the foregoing table:

(a)                                 The compliance status in the above table is current as of the date of this filing. The compliance status indicated is based solely on information made publicly available by the CFSI without independent verification by us.

(b)                                 “Compliant” means that a smelter or refiner was listed as compliant with the CFSP’s assessment protocols. The listed entities were not necessarily compliant for all or part of 2013 and may not continue to be compliant for any future period.

(c)                                  “Active” means that the smelter was listed by the CFSI as having submitted a signed Agreement for the Exchange of Confidential Information and Auditee Agreement contracts to the CFSP or, according to information published by the CFSI, the smelter has agreed to complete a CFSP validation within two years of membership issuance by the Tungsten Industry — Council Minerals Council.

We endeavored to determine the mine or location of origin of the Conflict Minerals contained in our in-scope products by requesting that the Suppliers provide us with a completed Conflict Minerals Reporting Template. Where a smelter or refiner was identified, we reviewed publicly available information, to the extent available, and/or attempted to contact the smelter or refiner to try to determine the mine or location of origin.

Risk Mitigation Efforts after the End of the Period Covered by This Report

We intend to take the following additional steps to mitigate the risk that the necessary Conflict Minerals in our in-scope products benefit armed groups:

1.                                      Adopt and implement a Conflict Minerals policy. Our proposed Conflict Minerals policy is further discussed in the Form SD to which this Conflict Minerals Report is an exhibit.

2.                                      Establish a dedicated outreach mechanism for employees, suppliers and other interested parties to report the unethical sourcing of Conflict Minerals contained in our products. Our existing “Listen Up” hotline currently is available for this purpose.

3.                                      Develop additional compliance training for relevant internal personnel and suppliers.

4.                                      Encourage Suppliers that provided company or division level information for 2013 to provide product level information for 2014 through ongoing outreach with these Suppliers.

5.                                      Engage with Suppliers that provided incomplete responses or that did not provide responses for 2013 to help ensure that they provide requested information for 2014.

6.                                      Monitor and encourage the continuing development and progress of traceability measures at Suppliers that indicated for 2013 that the source of Conflict Minerals was unknown or undeterminable.

All of the foregoing steps are in addition to the steps that we took in respect of 2013, which we intend to continue to take in respect of 2014 to the extent applicable.